SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934

                              The Judge Group, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  481 271 10 4
                                 (CUSIP number)

                              Martin E. Judge, Jr.
                            Two Bala Plaza, Suite 800
                              Bala Cynwyd, PA 19004
                                 (610) 667-7700
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 20, 1997
             (Date of event which requires filing of this statement)

                  If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

                  Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                       (Continued on the following pages)

                               (Page 1 of 6 Pages)

                                  SCHEDULE 13D


----------------------------------------------                              ----------------------------------------------
CUSIP No. 481 271 10 4                                                        Page 2 of 6 Pages
----------------------------------------------                              ----------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO.
         OF ABOVE PERSON

                  Martin E. Judge, Jr.
                  ###-##-####
------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                            (a) |x|



           The Reporting Person is the general partner of Takema Ltd., L.P. a
         Delaware limited partnership which holds shares of the issuer.
                                                                                                                      (b) |_|
-----------------------------------------------------------------------------------------------------------------------------
3        SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                  OO
-----------------------------------------------------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(c) OR 2(e)


-----------------------------------------------------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States of America

-----------------------------------------------------------------------------------------------------------------------------
           NUMBER OF              7        SOLE VOTING POWER
            SHARES
         BENEFICIALLY                               6,112,599
         OWNED BY EACH
           REPORTING
          PERSON WITH
                                ---------------------------------------------------------------------------------------------
                                  8        SHARED VOTING POWER

                                                       0

                                ---------------------------------------------------------------------------------------------
                                  9        SOLE DISPOSITIVE POWER

                                                    6,112,599
                                ---------------------------------------------------------------------------------------------
                                  10       SHARED DISPOSITIVE POWER

                                                       0
-----------------------------------------------------------------------------------------------------------------------------








-----------------------------------------------------------------------------------------------------------------------------

CUSIP No. 481 271 10 4                                                                            Page 3 of 6 Pages

-----------------------------------------------------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON

                  6,112,599

-----------------------------------------------------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*


-----------------------------------------------------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  45.8%
-----------------------------------------------------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                  IN
-----------------------------------------------------------------------------------------------------------------------------


CUSIP No. 481 271 10 4                                        Page 4 of 6 Pages

                                  Schedule 13D

                  The Judge Group, Inc., a Pennsylvania corporation (the "Issuer") completed its initial public offering under the Securities Act of 1933, as amended, on February 20, 1997. Martin E. Judge, Jr., a director, officer and shareholder of the Issuer is filing this Schedule 13D because he has acquired additional shares of such securities in excess of 2 percent of said class during the preceding twelve months as a result of the conversion of the shares of Judge Imaging Systems, Inc. ("JIS") into common shares of the Issuer, Inc. pursuant to the merger of JIS into a wholly-owned subsidiary of the Issuer effective February 20, 1997.

Item 1.  Security and Issuer.

                  This Schedule 13D relates to the common stock, $0.01 par value, of the Issuer. The address of the principal executive offices of the Issuer is Two Bala Plaza, Suite 800, Bala Cynwyd, Pennsylvania 19004.

Item 2.  Identity and Background.

                  (a) The name of the person filing this statement is Mr. Martin
         E. Judge, Jr. (the "Reporting Person").

                  (b) The business address of the Reporting Person is Two Bala Plaza, Suite 800, Bala Cynwyd, Pennsylvania 19004.

                  (c) The principal occupation or employment of the Reporting Person is as the Chief Executive Officer and Chairman of the Board of The Judge Group, Inc., Two Bala Plaza, Suite 800, Bala Cynwyd, Pennsylvania 19004.

                  (d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to a judgment, decree or other final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                  (f) The Reporting Person is a citizen of the United States of America.

CUSIP No. 481 271 10 4                                        Page 5 of 6 Pages


Item 3.  Source and Amount of Funds or Other Consideration.

                  Takema Ltd, L.P., a Delaware limited partnership ("Takema") of which the Reporting Person is the general partner, acquired 504,549 common shares of the Issuer in exchange for its shares of common and Series A Preferred of JIS pursuant to the terms of the Agreement and Plan of Merger dated October 4, 1996 by and among the Issuer, JIS and Judge Acquisition, Inc., a wholly-owned subsidiary of the Issuer (the "Merger Agreement"), which merger became effective on February 20, 1997. Pursuant to the Merger Agreement, JIS stockholders received one-third of a share of the Issuer's common stock for each share of common or Series A Preferred stock of JIS held. The Reporting Person has sole voting and dispositive power over the shares held by Takema.

Item 4.  Purpose of Transaction.

                  The shares of the Issuer are held by the Reporting Person and by Takema for investment purposes.

Item 5.  Interest in Securities of the Issuer.

                  As of the date hereof, the Reporting Person beneficially owns 6,112,599 shares of common stock of the Issuer (5,608,050 shares held directly (42.0% of the outstanding shares of the Issuer's common stock) and 504,549 shares (3.8% of the outstanding shares of the Issuer's common stock) held by Takema, of which the Reporting Person is the general partner). The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such shares. The Reporting Person beneficially owns 45.8% of the outstanding shares of the Issuer's common stock.

                  On February 14, 1997, the Issuer effected the initial public offering of 3,650,000 shares of common stock (650,000 shares sold by certain selling shareholders, including 270,000 shares sold by the Reporting Person) which were offered at $7.50 per share to the public.

                  See Item 3 above for a description of the event which requires the filing of this statement.

CUSIP No. 481 271 10 4                                        Page 6 of 6 Pages

Item 6.  Contracts, Arrangements, Understandings or
         Relationships With Respect to Securities of the Issuer.

                  The Reporting Person is a party to a Lock Up Agreement and an Underwriting Agreement with Janney Montgomery Scott Inc. whereby the Reporting Person is prohibited from selling any of the Issuer's common shares held by him for a period of 365 days commencing on February 14, 1997, the day the Issuer's Registration Statement on Form S-1 was declared effective by the Securities and Exchange Commission.

                  Other than as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fee, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

                1. Lock up Agreement between Martin E. Judge, Jr. and Janney Montgomery Scott Inc.

                2. Form of Underwriting Agreement by and among The Judge Group, Inc., certain selling shareholders, Janney Montgomery Scott Inc., Unterberg Harris and the several other underwriters listed in Schedule I thereto. Incorporated by reference to Exhibit 1.1 of Amendment No. 5 to the Issuer's Form S-1 Registration Statement (File No. 33-13109).

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  March 3, 1997                   /s/ Martin E. Judge, Jr.
                                       -----------------------------
                                       Martin E. Judge, Jr.

                                                                      EXHIBIT 1

Janney Montgomery Scott Inc.
1801 Market Street, 8th Floor
Philadelphia, Pennsylvania 19103

The Judge Group, Inc.
Two Bala Plaza, Suite 800
Bala Cynwyd, Pennsylvania  19004-1510

                  Re:      Restriction on Stock Sales

Dear Sir or Madam:

                  The Judge Group, Inc. (the "Company") proposes to sell shares (the "Shares") of the Company's common stock, par value $.01 per share (the "Common Stock"), in a public offering (the "Public Offering") underwritten by Janney Montgomery Scott Inc. (the "Representative") and several other underwriters (the Representative and several underwriters are collectively referred to as the "Underwriters").

                  The Underwriters have indicated that the prospect of sales of Common Stock prior to several months after the Public Offering could be detrimental to their underwriting effort. They have requested that the undersigned agree not to sell any shares of Common Stock from the date hereof until the expiration of a period ending 365 days after the effective date of the Registration Statement on Form S-1 (the "Registration Statement") filed by the Company relating to the Shares.

                  The undersigned recognizes that it is in the best financial interests of the undersigned, as a holder of Common Stock or securities convertible into or exchangeable or exercisable for Common Stock of the Company, that the Company complete the proposed Public Offering.

                  The undersigned further recognizes that the undersigned's Common Stock is, or may be, subject to certain restrictions on its transferability, including those imposed by the federal securities laws. Notwithstanding these restrictions, the undersigned has agreed to enter into this Agreement to further assure the Underwriters that the undersigned's Common Stock, now held or hereafter acquired, will not enter the public market at a time that might impair the underwriting effort.

                  The undersigned, therefore, hereby acknowledges and agrees that the undersigned will not, directly, or indirectly, without the prior written consent of Janney Montgomery Scott Inc., sell, offer, contract to sell, pledge, grant any option to purchase or otherwise dispose of (collectively, "a Disposition")

Janney Montgomery Scott Inc.
The Judge Group, Inc.
Page 2


any shares of Common Stock or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, Common Stock held by the undersigned, acquired by the undersigned after the date hereof or which may be deemed to be beneficially owned by the undersigned pursuant to the rules and regulations promulgated under the Securities Act of 1933, as amended (the "Lock-Up Shares"), for a period commencing the date hereof and ending 365 days after the effective date of the Registration Statement (the "Lock-Up Period"); provided, however, that the undersigned shall not be prohibited from purchasing Common Stock from the Company pursuant to the exercise of stock options. The foregoing restriction is expressly agreed to preclude the holder of any Lock-Up Shares from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a Disposition of Lock-Up Shares during the Lock-Up Period, even if such Lock-Up Shares would be disposed of by someone other than such holder. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any Lock-Up Shares or with respect to any security (other than a broad-based market basket or index or mutual fund) that includes, relates to or derives any significant part of its value from Lock-Up Shares.

                  Notwithstanding the foregoing, the undersigned may transfer any or all of the Lock-Up Shares (i) as a bona fide gift or gifts or (ii) as a distribution to limited partners or shareholders of such person; provided, however, that in any such case it shall be a condition to the transfer that the transferee execute an agreement stating that the transferee is receiving and holding the Lock-Up Shares subject to the provisions of this letter agreement. The transferor shall notify Janney Montgomery Scott Inc. in writing prior to the transfer and there shall be no further transfer of such Lock-Up Shares, except in accordance with this letter agreement.

                  It is understood that if the Underwriting Agreement between the Representative and the Company (the "Underwriting Agreement") does not become effective by December 31, 1996, or if the Underwriting Agreement (other than the provisions thereof which survive termination) shall terminate or be terminated prior to payment for and delivery of the Shares, then without further action on the part of the undersigned, you will automatically release the undersigned from my, our or its obligations under this letter agreement. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent against the transfer of any Lock-Up Shares during the Lock-Up Period.

Janney Montgomery Scott Inc.
The Judge Group, Inc.
Page 3


                  Intending to be legally bound hereby, the undersigned has executed this letter agreement as of the date set forth below.


                                               Very truly yours,


         Execution by Individuals               /s/ Martin E. Judge, Jr.
                                                -------------------------------
                                                   Signature of Securityholder



                                                -------------------------------
                                                 Signature of Cosecurityholder
                                                 if applicable



                                                -------------------------------
                                                 Security holder (please print)



                                                -------------------------------
                                                Cosecurityholder (please print)



         Execution by Entities:                 -------------------------------
                                                Name of Entity



                                                By: /s/ Martin E. Judge, Jr.
                                                -------------------------------
                                                   Name:

                                                   Title:




Date: ________________________